
[x] Check this box if no longer            U.S. SECURITIES AND EXCHANGE COMMISSION
subject to Section 16. Form 4
or Form 5 obligations may continue.              Washington,  D.C. 20549
See Instruction 1(b).
                                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
                    Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

------------------------------ --------------------------------------------------------- -------------------------------------------
1. Name and Address of         2. Issuer Name and Ticker or Trading Symbol               6.  Relationship of Reporting Person to
   Reporting Person*                                                                         Issuer (Check all applicable)
                               LabOne, Inc. - LABS
                                                                                          __ Director           __ 10% Owner
------------------------------ ----------------------------- ---------------------------
(Last)   (First)   (Middle)    3. IRS or Social Security     4.  Statement for            __ Officer            x  Other
                                  Number of Reporting            Month/Year                  (give title        -- (specify
                                  Person (Voluntary)                                          below)                below)
Ludvigsen, Jr., Carl W.                                                                  Former Executive Vice President - Chief
                                                                May 1999                 Pathologist
------------------------------                               --------------------------- -------------------------------------------
          (Street)                                           5.  If Amendment, Date of   7. Individual or Joint/Group Filing
                                                                 Original(Month/Year        (Check applicable line)
                                                                                         x   Form filed by One Reporting
                                                                                        ---  Person
Lake Quivera, KS 66106                                                                  ___  Form filed by More than One
                                                                                             Reporting Person
------------------------ -----------------------------------------------------------------------------------------------------
(City)  (State)  (Zip)                Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

------------------------ ---------------- ------------ --------------------------- ------------------ --------------- --------
1.  Title of Security    2.  Trans-       3. Trans-    4. Securities Acquired (A)  5.  Amount of      6. Ownership    7.Nature of
    (Instr. 3)               action          action       or Disposed of (D)           Securities        Form:          Indirect
                             date:           Code         (Instr. 3, 4 and 5)          Beneficially      Direct         Beneficial
                                             (Instr.8)                                 Owned at          (D) or         Ownership
                                                                                       End of Mth.       Indirect       (Instr.4)
                             (Month/                                                   (Instr. 3         (I)
                             Day/                                                      and 4)            (Instr.4)
                             Year)
                                          ------- ---- ---------- ------ ---------
                                          Code    V    Amount     (A)    Price
                                                                   or
                                                                  (D)
------------------------ ---------------- ------- ---- ---------- ------ --------- ------------------ --------------- -------------
Common Stock             5/18/99          M             18,898     A     $9.875                        D
------------------------ ---------------- ------- ---- ---------- ------ --------- ------------------ --------------- -------------
Common Stock             5/18/99          F             16,705     D     $12.00                        D
------------------------ ---------------- ------- ---- ---------- ------ --------- ------------------ --------------- -------------
Common Stock             5/18/99          S             2,193      D     $12.00                        D
------------------------ ---------------- ------- ---- ---------- ------ --------- ------------------ --------------- -------------
Common Stock             5/18/99          M             5,102      A     $11.125                       D
------------------------ ---------------- ------- ---- ---------- ------ --------- ------------------ --------------- -------------
Common Stock             5/18/99          F             4,859      D     $12.00                        D
------------------------ ---------------- ------- ---- ---------- ------ --------- ------------------ --------------- -------------
Common Stock             5/18/99          S             243        D     $12.00                        D
------------------------ ---------------- ------- ---- ---------- ------ --------- ------------------ --------------- -------------

*  If the Form is filed by more than one Reporting Person, see instruction 4(b)(v).
Reminder:Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)




FORM 4 (continued) Table II - Derivative  Securities Acquired,  Disposed of, or Beneficially Owned (e.g.,  puts, calls,  warrants, options,  convertible securities)

 ===================================================================================================================================
  1.Title  2.Conver- 3.Trans- 4.Transac-   5.Number of 6.Date Exercisable 7.Title and Amount 8.Price of 9.Number 10.Owner- 11.Nature
  of         sion or   action   tion Code   Derivative and Expiration Date  of Underlying    Derivative of Deriv-  ship      of In-
  Deriv-     Exercise  Date    (Instr. 8)   Securities  (Month/Day/Year)     Securities      Security   ative      Form of   direct
  Secu-      Price of  (Month/             Acquired(A)                       (Instr.3 and 4) Instr.5)   Securi-    Deriv-    Bene-
  rity       Deriv-    Day/                or Disposed                                                   ties      ative     ficial
  (Inst.     ative     Year)               of(D)(Instr.                                                Benefi-    Security; Owner-
  3)         Security                      3, 4, and 5)                                                 cially     Direct    ship
                                                                                                        Owned at   (D)or     (Instr.
                                                                                                        End of     Indirect   4)
                                                                                                        Month       (I)
                                                                                                        (Instr.    (Instr.
                                                                                                         4)         4)






                                  ---------------------------------------------------------------
                                  Code   V   (A)    (D)   Date     Expira-
                                                          Exer-    tion Date
                                                          cisable
  ==================================================================================================================================
  Employee                                                                      Common
  Stock     $9.875    5/18/99      M              18,898  1/2/95   1/2/01       Stock     18,989          -0-      D
  Option
  (right
   to buy)
  ----------------------------------------------------------------------------------------------------------------------------------
  Employee                                                                      Common
  Stock     $11.125   5/18/99      M              5,102   3/1/96   3/1/01       Stock     5,102           -0-      D
  Option
  (right
   to buy)
  ----------------------------------------------------------------------------------------------------------------------------------

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



            /s/ Carl W. Ludvigsen, Jr.                         June 10, 1999
            ---------------------------------                  ---------------
            ** Carl W. Ludvigsen, Jr., by Randy Shelton        Date
               as attorney-in-fact
 ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.